

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Mr. Douglas K. Howell
Vice President and Chief Financial Officer
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL 60143-3141

> **Re: Arthur J. Gallagher & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 14, 2012**
> **Form 8-K dated May 1, 2012**
> **Filed May 1, 2012**
> **File No. 001-09761**

Dear Mr. Howell:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis
Results of Operations, page 23-38

1. It is generally not appropriate to present a full non-GAAP income statement information for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Presenting a full non-GAAP income statement for your segment information may attach undue prominence to the non-GAAP information. Please refer to Compliance and Disclosure Interpretations 102.10 and 104.03.

Contractual Obligations and Commitments, page 42

2. Please provide us revised disclosure to be included in future filings for your contractual obligations table which includes the amount of interest obligations for the note purchase agreements.

Consolidated Statement of Cash Flows, page 48

3. Please provide us revised disclosure to include in future filings which separately discloses the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during each period presented. Refer to ASC 830-230-45-1.

Form 8-K dated May 1, 2012
Exhibit 99.1

4. In this exhibit you present a full statement of operations to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
    • the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
    • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant